Exhibit 99.1

Suntech Reports Third Quarter 2011 Financial Results

Shipments increase 36% year-over-year

Wuxi, China, November 22, 2011 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest producer of solar panels, today announced financial results for its third fiscal quarter ended September 30, 2011.

Highlights

•                  Total net revenues were $809.8 million in the third quarter of 2011, representing a sequential decrease of 2.5%, and an increase of 8.9% year-over-year.

•                  Total PV shipments increased approximately 16% sequentially, and 36% year-over-year.

•                  Gross profit margin was 13.3% in the third quarter of 2011, at the high end of the previously guided range of 11% to 13%.

•                  Net loss attributable to holders of ordinary shares was $116.4 million, or $0.64 per diluted American Depository Share (ADS). Each ADS represents one ordinary share.

•                  Suntech achieved 1.6GW of silicon ingot and wafer capacity and 2.4GW of cell and module capacity as of the end of the third quarter of 2011. PV cell capacity includes 600MW of capacity that is operated by a Suntech joint venture.

“Suntech’s diverse global sales channels combined with customer preference for high performance, bankable products enabled Suntech to meet our third quarter shipment and margin guidance, despite the challenging market conditions,” said Dr. Shi, Suntech’s chairman and CEO.

“While European markets remained the cornerstone of demand in the third quarter, we were pleased to see continuing growth opportunities in the Americas and the Asia Pacific. In particular, demand for solar in China accelerated rapidly with the introduction of the first national feed-in-tariff.”

“Looking forward, we expect excess capacity to fuel strong competition and consolidation in the next two to three quarters. This will be challenging for all solar companies. Through this period, we will accelerate initiatives to strengthen our financial and operational discipline and streamline our organization. These include reducing operating expenses by 20% in 2012, holding capacity expansion in 2012, and improving working capital by $200 million by the end of 2011.”

“At the same time, we also recognize that the near-term challenges create opportunities, and we are excited by the prospects for the solar industry. Lower cost will drive significant growth in demand, especially for utility-scale solar projects. With Suntech’s brand, bankability and well-established channels to market, we are confident that we will be well positioned to supply this next wave of solar growth,” said Dr. Shi.

Third Quarter 2011 Results

Net Revenues

Total net revenues for the third quarter of 2011 were $809.8 million, compared to $830.7 million in the second quarter of 2011 and $743.7 million in the third quarter of 2010. The sequential decrease of revenues was primarily due to a decline in the average selling price of PV products, which was partially offset by an increase of shipments.

Cost of Revenues

Cost of revenues was $702.0 million in the third quarter of 2011, compared to $797.0 million in the second quarter of 2011 and $610.6 million in the third quarter of 2010. Cost of revenues in the third quarter of 2011 included an inventory provision of $20.2 million, compared to an inventory provision of $29.5 million in the second quarter of 2011.

Gross Profit

For the third quarter of 2011, gross profit was $107.8 million and gross margin was 13.3 % compared to $33.7 million and 4.1%, respectively, in the second quarter of 2011; and $133.1 million and 17.9%, respectively, in the third quarter of 2010.

The gross profit in the second quarter of 2011 was impacted by a $91.9 million write-off of the unamortized cost of warrants previously issued to MEMC in conjunction with a supply agreement, which was terminated in the second quarter of 2011. Non-GAAP(1) gross profit in the second quarter of 2011 was $125.6 million.

Operating Expenses

Operating expenses for the third quarter of 2011 decreased to $123.8 million, which represented 15.3% of revenues, compared to $204.0 million, or 24.6% of revenues, in the second quarter of 2011, and $70.5 million, or 9.5% of revenues, in the third quarter of 2010. Operating expenses in the third quarter included a $17.5 million provision based on a German court ruling on November 16 that Suntech Power Japan Corp. (“SPJC”), formerly known as MSK Japan, had breached a solar cell supply contract with QCells. SPJC is reviewing the judgment and will file an appeal.

(1)  Suntech’s non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding cost related to the termination of MEMC long-term supply agreement, including one-time cash settlement charges and the write-off of unamortized cost of warrants granted to MEMC; and loss from the discontinuation of operations at CSG Solar AG in 2011.

Operating expenses in the second quarter of 2011 included $120 million of expenses related to the termination of a wafer supply agreement with MEMC. Non-GAAP operating expenses in the second quarter of 2011 were $84.0 million. The sequential increase in operating expenses in the third quarter was primarily due to an increase in the provision for bad debts, an increase in sales and marketing expenses, and severance expenses. Suntech expects to incur up to $10 million of severance expenses in the second half of 2011.

Operating Income and Margin

Loss from operations in the third quarter of 2011 was $16.0 million and operating margin was negative 2.0%, compared to loss from operations of $170.3 million and operating margin of negative 20.5% in the second quarter of 2011; and income from operations of $62.6 million and operating margin of 8.4% in the third quarter of 2010. Non-GAAP income from operations in the second quarter of 2011 was $41.6 million and non-GAAP operating margin was 5.0%.

Interest Expense

Net interest expense was $35.7 million in the third quarter of 2011, compared to net interest expense of $32.5 million in the second quarter of 2011 and $23.1 million in the third quarter of 2010. Net interest expense in the third quarter of 2011 included $10.3 million in non-cash expenses, of which $8.5 million was related to the outstanding convertible notes.

Foreign Exchange and Other Income

Foreign exchange loss was $56.3 million in the third quarter of 2011, compared to a foreign exchange gain of $11.7 million in the second quarter of 2011 and a gain of $42.0 million in the third quarter of 2010. The foreign exchange gain or loss is the result of the translation of the value of assets and liabilities denominated in foreign currencies from period to period. The loss in the third quarter of 2011 was primarily related to the depreciation of the Euro versus the US Dollar.

Net other expense consists primarily of gains and losses related to foreign currency hedging activities. The net other expense was $10.4 million in the third quarter of 2011, compared with net other expense of $41.4 million in the second quarter of 2011 and net other expense of $74.1 million in the third quarter of 2010. The net other expense in the third quarter of 2011 was mainly due to mark-to-market losses from foreign exchange hedging activities. The net impact of losses related to hedging and foreign exchange fluctuations was approximately $66.7 million in the third quarter of 2011.

Equity in Earnings of Affiliates

Equity in earnings of affiliates in the third quarter of 2011 was $2.9 million, compared to equity in earnings of affiliates of $4.0 million in the second quarter of 2011 and $23.1 million in the third quarter of 2010.

Net Income and Earnings per ADS

Net loss attributable to holders of ordinary shares was $116.4 million, or $0.64 per diluted ADS, for the third quarter of 2011, compared to a net loss of $259.5 million, or $1.44  per diluted ADS, for the second quarter of 2011 and a net gain of $33.1 million, or $0.18 per diluted ADS, for the third quarter of 2010. Non-GAAP net loss attributable to holders of ordinary shares in the second quarter of 2011 was $33.8 million, or $0.19 per diluted ADS.

Balance Sheet

Cash and cash equivalents totaled $458.4 million as of September 30, 2011, compared with $648.2 million as of June 30, 2011. The primary uses of cash in the third quarter of 2011 were capital expenditures and the repayment of the current portion of a long-term loan.

Inventory was $696.3 million as of September 30, 2011, compared with $571.4 million as of June 30, 2011. The increase in inventory was primarily due to the growth of shipments.

Accounts receivable totaled $785.1 million as of September 30, 2011, compared with $862.7 million as of June 30, 2011. The decrease in accounts receivable was primarily related to enhanced collection efforts in the third quarter of 2011.

Accounts payable was $632.0 million as of September 30, 2011, compared to $521.2 million as of June 30, 2011.

Short-term borrowings and the current portion of long-term borrowings were $1,582.6 million as of September 30, 2011, compared with $1,665.7 million as of June 30, 2011.

The Company is in the process of assessing potential impairments of its goodwill, intangible assets, investments and other long-lived assets mainly as a result of the significant recent decline in stock price. The Company expects the assessment process to take two to three months, and will report its outcome and any impairment when it is completed. If impairment charges are made they will be non-cash, accounting charges.

Cash Flow

In the third quarter of 2011, cash used in operations was $27.2 million, compared to cash provided by operations of $1.9 million in the second quarter of 2011, and $266.6 million in the third quarter of 2010, which resulted from higher operating profit and increased payables.

Non-Cash Items

In the third quarter of 2011, the major non-cash related expenses were share-based compensation charges of $3.3 million; depreciation and amortization expenses of $36.7 million; $10.3 million of non-cash interest expenses; and an inventory provision of $20.2 million.

Capital Expenditures

In the third quarter of 2011, capital expenditures totaled $80.8 million, compared to $119.9 million in the second quarter of 2011 and $137.0 million in the third quarter of 2010. Capital expenditures in the third quarter of 2011 were primarily related to the expansion of wafer manufacturing facilities.

Business Outlook

In the fourth quarter of 2011, Suntech expects PV shipments to decrease by approximately 20% compared with the third quarter of 2011. Suntech expects gross margin will be in the range of 9% to 11% in the fourth quarter of 2011.

For the fiscal year ending December 31, 2011, Suntech expects to ship at least 2GW of solar products and generate revenues of $3.0 billion to $3.1 billion, subject to changes in foreign exchange rates. This compares to previous shipment guidance of 2.2GW and revenue guidance $3.2 to $3.4 billion. Excluding the $91.9 million impact of the MEMC warrants in the second quarter of 2011, non-GAAP gross margin for the full year 2011 is expected to be range of 11% to 13%(2).

Full year 2011 capital expenditures are expected to be approximately $400 million, compared to previous guidance of $340 million to $360 million. Suntech will maintain its wafer capacity at 1.6GW and cell and module production capacity at 2.4GW.

Third quarter 2011 Conference Call Information

Suntech management will host a conference call today, Tuesday, November 22, 2011, at 7:00 a.m. U.S. Eastern Time (which corresponds to 8:00 p.m. Beijing/Hong Kong time and 12:00 p.m. Greenwich Mean Time on November 22, 2011) to discuss the company’s results.

Dial-in details for the earnings conference call are as follows:

US Toll Free:	+1.866.713.8563
US Toll/International:	+1.617.597.5311
UK:	+ 44.207.365.8426
Hong Kong:	+852.3002.1672
Passcode:	Suntech

A replay of the conference call may be accessed until November 29, 2011 by dialing:

US Toll Free:	+1.888.286.8010
US Toll/International:	+1.617.801.6888
Passcode:	81150566

Additionally, a live and archived webcast of this conference call will be available on the Investors section of Suntech’s website at http://ir.suntech-power.com.

(2) Non-GAAP gross margin for the full year 2011 excludes $91.9 million related to the write-off of unamortized cost associated with warrants granted to MEMC.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces industry-leading solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 15,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

For more information about Suntech’s people and products visit http://www.suntech-power.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes expected fourth quarter 2011 shipments and gross margin; full year 2011 shipment expectations and revenue guidance; and 2011 capacity, capital expenditures and non-GAAP gross margin. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with GAAP, Suntech uses the following non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude items related to the termination of MEMC long-term supply agreement, including one-time cash settlement charges and the write-off of unamortized cost of warrants granted to MEMC; and the discontinuation of operations at CSG Solar AG in 2011. Suntech believes that non-GAAP information is useful for analysts and investors to evaluate Suntech’s future on-going performance because they enable a more meaningful comparison of Suntech’s projected performance with its historical results from prior periods. This information is not intended to represent or to be used as a substitute for gross profit/margin, operating expenses, operating income or net income as measured under GAAP. Many analysts covering Suntech use the non-GAAP measures as well. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures” set forth in this release and which shall be read together with the accompanying financial statements prepared under GAAP.

For further information, please contact:

Rory Macpherson

Investor Relations Director

Suntech Power Holdings Co., Ltd.

Tel: +1-415-268-8975

Email: ir@suntech-power.com

Brandi Floberg

Vice President

The Piacente Group, Inc.

Tel: +1-212-481-2050

Email: suntech@tpg-ir.com

Note: The quarterly consolidated financial statements are unaudited. The condensed consolidated balance sheets and cash flows are derived from Suntech’s unaudited consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

	As of	As of	As of
	Sep 30,	Jun 30,	Sep 30,
	2010	2011	2011
	(In millions)
ASSETS
Current assets:
Cash and cash equivalents	946.2	648.2	458.4
Restricted cash	153.5	119.7	109.3
Inventories	447.4	571.4	696.3
Accounts receivable	443.7	862.7	785.1
—Investee companies of GSF	59.7	27.3	25.8
—from others	384.0	835.4	759.3
Value-added tax recoverable	61.5	78.0	100.3
Advances to suppliers	83.2	104.9	92.5
Other current assets	272.5	171.9	189.2
Total current assets	2,408.0	2,556.8	2,431.1

Property, plant and equipment, net	1,004.4	1,523.9	1,593.0
Intangible assets, net	179.4	147.8	151.3
Goodwill	91.3	280.3	281.5
Investments in affiliates	259.2	560.4	564.6
Long-term prepayments	203.5	128.0	172.3
Long-term loan to suppliers	53.7	—	—
Amount due from related parties	165.1	86.6	84.4
Other non-current assets	108.0	151.6	149.5
TOTAL ASSETS	4,472.6	5,435.4	5,427.7

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	1,024.2	1,665.7	1,582.6
Accounts payable	394.6	521.2	632.0
Convertible notes-current	0.4	3.8	3.8
Other current liabilities	617.6	579.0	540.7
Total current liabilities	2,036.8	2,769.7	2,759.1

Long-term bank borrowings	159.6	202.3	211.5
Convertible notes-non-current	543.3	563.7	572.2
Accrued warranty costs	71.9	82.4	89.7
Other long-term liabilities	179.3	155.4	177.9
Total liabilities	2,990.9	3,773.5	3,810.4

Total Suntech Power Holdings Co. Ltd. Equity	1,461.8	1,653.1	1,607.9
Noncontrolling interest	19.9	8.8	9.4
Total equity	1,481.7	1,661.9	1,617.3
TOTAL LIABILITIES AND EQUITY	4,472.6	5,435.4	5,427.7

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED INCOME STATEMENT

	Three months ended
	Sep 30,	Jun 30,	Sep 30,
	2010	2011	2011
	(In millions, except ADS, per share, and per ADS data)

Total net revenues	743.7	830.7	809.8
- Investee companies of GSF	143.8	—	—
- Others	599.9	830.7	809.8
Total cost of revenues	610.6	797.0	702.0
Cost of goods sold	610.6	705.1	702.0
Write-off of unamortized warrants cost for MEMC	—	91.9	—

Gross profit	133.1	33.7	107.8

Selling expenses	29.8	38.6	45.5
General and administrative expenses	28.8	36.7	50.9
Research and development expenses	11.9	8.7	9.9
MEMC settlement charges	—	120.0	—
Accrual for contingent lawsuit	—	—	17.5
Total operating expenses	70.5	204.0	123.8

Income (loss) from operations	62.6	(170.3)	(16.0)

Interest expense	(26.2)	(34.5)	(37.7)
Interest income	3.1	2.0	2.0
Foreign exchange gain (loss)	42.0	11.7	(56.3)
Other expense, net	(74.1)	(41.4)	(10.4)

Income (loss) from continuing operations before income taxes	7.4	(232.5)	(118.4)
Tax benefit (expense), net	2.8	(16.8)	(0.5)

Income (loss) from continuing operations after taxes before noncontrolling interest and equity in earnings of affiliates	10.2	(249.3)	(118.9)
Added Equity in earnings of affiliates, net of taxes	23.1	4.0	2.9

Income (loss) from continuing operations	33.3	(245.3)	(116.0)
Loss from discontinued operation, net of tax	—	(13.8)	—

Net income (loss)	33.3	(259.1)	(116.0)
Net loss attributible to the noncontrolling interest	(0.2)	(0.4)	(0.4)

Net income (loss) attributable to holders of ordinary shares	33.1	(259.5)	(116.4)

Net income (loss) per share and per ADS
-Basic
Continuing operations	0.18	(1.36)	(0.64)
Discontinued operations	—	(0.08)	—
Net income (loss) per ADS	0.18	(1.44)	(0.64)

-Diluted
Continuing operations	0.18	(1.36)	(0.64)
Discontinued operations	—	(0.08)
Net income (loss) per ADS	0.18	(1.44)	(0.64)

Shares and ADSs used in computation
-Basic	179,605,345	180,393,909	180,552,056
-Diluted	181,262,147	180,393,909	180,552,056

SUNTECH POWER HOLDINGS CO., LTD

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended
	Sep 30, 2010	Jun 30, 2011	Sep 30, 2011
	(In Million)	(In Million)	(In Million)
	$	$	$
Operating activities:
Net income (loss)	33.3	(259.1)	(116.0)
Share based compensation	3.2	3.4	3.3
Depreciation and amortization	26.7	31.6	36.7
Amortization of debt discount	7.6	8.3	8.5
Deferred taxes	(7.1)	(7.0)	5.4
Provision for doubtful accounts	(16.5)	2.8	10.0
Provision for inventories	(28.7)	29.5	20.2
Write-off of unamortized warrants cost for MEMC	—	91.9	—
Equity in earnings of affiliates	(23.1)	(4.0)	(2.9)
Loss from discontinued operation, net of tax	—	13.8	—
Loss on financial derivatives, net	73.5	41.1	10.8
Other non-cash items	1.7	1.4	0.8
Changes in operating assets and liabilities:	196.0	48.2	(4.0)

Net cash provided by (used in) operating activities	266.6	1.9	(27.2)

Investing activities:
Purchases of property, plant and equipment	(137.0)	(119.9)	(80.8)
Net proceeds (payments) from redemption of financial derivatives	2.2	(54.9)	(13.1)
Other investing activities	(60.6)	4.6	11.3

Net cash used in investing activities	(195.4)	(170.2)	(82.6)

Financing activities:
Net change in bank borrowings	101.9	39.8	(78.9)
Other financing activities	5.0	(0.9)	(7.7)

Net cash provided by (used in) financing activities	106.9	38.9	(86.6)

Effect of exchange rate changes	2.5	(5.0)	6.6

Net increase (decrease) in cash and cash equivalents	180.6	(134.4)	(189.8)
Cash and cash equivalents at the beginning of the year	765.6	782.6	648.2

Cash and cash equivalents at the end of the year	946.2	648.2	458.4

Reconciliation of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

	GAAP 2Q11 Results	MEMC Contract Termination	CSG Discontinuation	Non-GAAP 2Q11 Results
Revenue	$830.7			$830.7
Cost of Revenues	$797.0	$91.9		$705.1
Gross Profit	$33.7	$91.9		$125.6
Gross Margin	4.1%	11.00%		15.1%
Operating Expenses	$204.0	$120.0		$84.0
Operating (Loss) Income	$(170.3)	$211.9		$41.6
Operating Margin	-20.5%	25.5%		5.0%
Loss from discontinued operation, net of tax	$(13.8)		$13.8	—
Net (loss) income attributable to holders of ordinary shares	$(259.5)	$211.9	$13.8	$(33.8)
Earnings per ADS	$(1.44)	$1.17	$0.08	$(0.19)